Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a presentation given to JDA and i2 associates on November 6, 2009 regarding JDA's proposed acquisition of i2.

JDA to Acquire i2 Associate Presentation November 6, 2009

This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the "Risk Factors" section and other sections of our 2009 Annual Report on Form 10-K and i2's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-Looking Statements

Agenda Welcome Jack Wilson Introductory Remarks Hamish Brewer Financials Pete Hathaway Sales & Marketing Jason Zintak Services Chris Moore Products Namita Dhallan Associate Focus Brian Boylan Integration Process Sue Holstad Q&A Hamish Brewer

Welcome Jack Wilson, i2 CEO

Introductory Remarks Hamish Brewer, JDA CEO

What About Last Year? JDA and i2 wanted to conclude this deal a year ago We became victims of the financial crisis The fact that we're doing this again should clearly underscore that: We believe in the combination We value the i2 business We are committed to making this work We have built a robust two tier deal structure which maximizes deal certainty

7 7 7 7 7 Software Maintenance Services East 94.5 176.4 114 JDA Overview Leading end-to-end supply chain company Focused on retail, manufacturing, wholesale, distribution and services industries Market leadership in tier one and mid-market Global Presence 5,800 customers and 1,800+ associates Customers in over 60 countries Broad based predictable revenues Approximately 46% of revenue is recurring 60-70% of license revenues come from existing customers No single customer represents more than 4% of revenues 91-92% maintenance retention in 2009 30% 46% 24% Operating Revenue Composition (LTM) Geographic Revenue Composition (LTM) Operating Cost Composition (LTM) 33% 27% 40% Asia US Europe East 0.092 0.704 0.204 S&M 16.9% of sales R&D 13.9% of sales G&A 9.9% of sales East 0.42 0.33 0.247 25% 33% 42% Operating Revenue Composition (LTM) Geographic Revenue Composition (LTM) Operating Cost Composition (LTM)

JDA Vision / Mission Enabling supply chain and pricing excellence through superior solutions and domain expertise that empower our customers to make optimal decisions that achieve real results.

JDA At-A-Glance A leader in Integrated Planning and Optimization systems focused on Manufacturing, Retail, Wholesale, Distribution and Services Industries 5,800+ customers, 1,800+ employees An experienced integrator of enterprise software companies

The Most Complete, Integrated Suite of Supply Chain Planning, Execution and Optimization Solutions Available JDA's Unique Offering Integrated, End-to-End SCM Production Materials Distribution Retail Consumer Shipping

3,700+ Manufacturers 1,500+ Retailers 500+ Wholesale Distributors Our Customers The Definition of Our Success Over 5,800 Customers Worldwide 60-70% of software license revenue comes from existing customers

Performance Metrics Over 70% of Revenue >75% margin Support 75% margin Retail half of TTM revenue 36% increase in TTM software ASP's up 106% Y/Y 91-92% estimated maintenance retention for the year New maintenance 18.9% of software license in Q2'09 Consulting margin improved to 18%; utilization to 57%

JDA Leadership

Center Of Excellence (CoE) Structure Global ITG Global HR Global Development Global Sales Global Fin & Accting Global Services Global Support Global Education Director, ITG CoE Director, Finance AsPac Director, HR CoE Director, Mgd & Implementation Services Director, Support Services Director, PD & Services Industries Director, Education Services Sales Support Pre-Sales Salil Joshi GVP & Managing Director Dave King SVP, Product Development CoE

15 15 15 15 15 15 Strong, Consistent Cash Flows JDA has a proven track record of profitable operations and prudent fiscal management 7/1/2006 9/30/2006 12/31/2006 3/31/2007 6/30/2007 9/30/2007 12/31/2007 3/31/2008 6/30/2008 9/30/2008 12/31/2008 3/31/2009 6/30/2009 9/30/2009 Net Cash (Debt) -125 -80 -85 -60 -40 -20 -5 0 0 0 0 0 0 0 Cumulative CFFO 0 0 -5 20 40 60 80 100 130 148 125 160 180 200 20 47.6 30 20 50 47 97.6 ($ in millions)

Financials Pete Hathaway, JDA CFO

Transaction Structure

$18.00 in Cash & Stock Mix [1]

JDA

	Intended Structure	Alternative Structure
JDA will pay estimated cash and stock in exchange for each i2 share:	• **$12.70/share cash** • **$5.30/share stock or 0.256x shares of JDA common stock [1]**	• **$6.00/share cash** • **$12.00/share stock or 0.580x shares of JDA common stock [1]**
Cash funding from cash on hand plus:	• **~$275mm senior notes [2]** • **Proceeds to be placed into escrow**	• **Backed by firm commitment for $120mm bank loan and $20mm revolver** • **Capped terms & no syndication risk**
Other:	• **Majority cash consideration** • **More accretive to JDA earnings**	• **Proceeds to be placed in escrow** • **Majority stock consideration**

Both structures offer i2 shareholders a share in the combined company

Designed for deal certainty

By December 18th, JDA will communicate the definitive structure which will be presented to the i2 shareholders. Proxy will contain one proposal.

(1) *Stock value based on $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. The exchange ratio will be fixed and actual stock value will depend on the JDA stock price at closing.*

(2) *Senior notes to be marketed on a best efforts basis.*

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18 18 18 18 18 18 18 Purchase Price Overview Note: LTM revenue and EBITDA as of Sept 30, 2009 (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. (2) Illustrative settlement value based on change of control premium on face value and accrued dividends. Purchase of i2 Equity ($18.00 per share)(1) $ 434.4 Plus: Retirement of i2 2.5% Convertible Preferred(2) 121.7 Gross Acquisition Cost $ 556.1 Less: Available i2 Cash at Transaction Close (Estimated) 160.0 Net Acquisition Cost = Enterprise Value $ 396.1 i2 LTM Revenue Enterprise Value / LTM Revenue $ 231.8 1.7 x i2 LTM EBITDA Enterprise Value / LTM EBITDA $ 61.2 6.5 x ($ in millions)

19 Estimated Transaction Sources & Uses Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 290 Term Loan 120 Total Sources $665 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 32 Assumed Cash to Opening Balance Sheet 77 Total Uses $665 (1) Includes1.2mm for warrants which are assumed at close. (2) Illustrative settlement value based on change of control premium on face value of Convertible Preferred and accrued dividends. (3) Including financing related costs, restructuring and advisor and legal fees. (4) Senior notes marketed on a best efforts basis. Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 129 Senior Notes (4) 275 Total Sources $659 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 35 Assumed Cash to Opening Balance Sheet 68 Total Uses $659 Alternate Structure Intended Structure ($ in millions)

20 20 20 20 20 20 JDA i2 Combined Total Revenues $385 $232 $617 Total EBITDA (Pre-Synergies) $98 $61 $159 EBITDA Synergies (Net of Dis-synergies)(1) $20 Pro Forma EBITDA with Net Synergies $179 Total EBITDA Margin (Pre-Synergies) 25.8% EBITDA Synergies (Net of Dis-synergies)(1) 3.1% Pro Forma EBITDA Margin with Net Synergies 28.9% Pro Forma Operating Statistics JDA i2 JDA + i2 Pro Forma Combined LTM Operating Stats (September 30, 2009) ($ in millions) (1) Reflects operating expense savings and some revenue dis-synergies.

21 21 21 21 21 21 Significant Increase In Scale Note: LTM as of Sep 30, 2009 JDA i2 Combined East 384.9 231.8 616.7 + JDA i2 Combined East 94.5 52.7 148 + JDA i2 Combined East 176.4 76.8 253.2 + JDA i2 Combined East 114 102.3 216.3 + Total Revenues (LTM) Software Revenues (LTM) Maintenance Revenues (LTM) Services Revenues (LTM) ($ in millions)

Summary of Anticipated Financial Benefits

- Significantly Increases Scale
  - Expands revenues and EBITDA by over 60% on an LTM basis
- Positive Financial Impact
  - Accretive to first-year EPS
  - Margin expansion with ~$20mm of near-term net EBITDA synergies
  - Significant deferred tax assets
- Conservative Capital Structure
  - Less than 2.0x maximum leverage (under Intended Structure)
- Incremental Business Opportunity
  - Enhanced market presence expands competitive opportunities
  - Larger addressable market through complementary verticals
  - Significant cross-selling / up-selling opportunities across 6,000+ customers
  - A leader in Supply Chain Planning & Execution across Manufacturing / Retail Sectors

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Administration Administration

Finance & Accounting By The Numbers <root/> <root/> AMERICAS EMEA ASPAC India Total TEAM Associates Associates Associates Associates Associates Revenue 23 5 2 30 General Ledger 17 9 1 10 37 Tax 4 4 Internal Audit 1 1 FP&A 5 1 1 1 8 Financial Systems 5 5 Other 2 2 TOTAL 57 15 4 11 87 <root/>

Finance & Accounting Experienced, Global Presence Stable management team with over 50 years at JDA Accounting staff located in Arizona, UK, Sweden, Japan, Singapore, India, Australia, China, Mexico, and Chile Use state-of-the-art applications such as PeopleSoft and Hyperion

Sales & Marketing Jason Zintak, EVP Sales & Marketing

11/6/2009 1:02 PM 27 11/6/2009 1:02 PM 27 11/6/2009 1:02 PM 27 11/6/2009 1:02 PM 27 Sales At-A-Glance JDA has performed well in the current economic environment with growing license sales Global Presence 5,800+ customers in 60 countries 71 of the Top 100 Retailers 83 of the Top 100 CG Manufacturers 1,800+ employees around the globe EMEA 24% Americas 66% Asia Pacific 10% CUSTOMERS Trailing Twelve Month Software

Sales & Marketing Sales & Marketing

Sales & Marketing Sales & Marketing

Marketing Team Objectives Brand Management Sales Support Lead-generation through: direct mail, e-marketing, advertising, webinars, presentations, collateral, video Database Management - Salesforce.com External- and Internal-facing Web Support and Applications Analyst Relations Corporate Communications Case studies, press releases, scripting, editorial content, whitepapers, media relations Event Management & Support for industry-leading supply chain events:

Industry Team Objectives Vertical Sales Strategy & Support Competitive Positioning & Industry Messaging Customer Executive Management Executive Sponsorship Program Industry Thought Leadership Analyst Briefings & White Papers Marketing Content Ownership Product Strategy Field Contribution Partner Field Management

Sales Process / Salesforce.com Deals Under $125k Phone and Web Driven Virtual Presales High Touch Audits 80% plus Win-Rate Vertical Industry Teams Presales Intensive Heavy Reference Selling Custom Demonstrations Limited Proof of Concepts Demand Gen 30 % Business Development Campaign Driven Outbound Calling 30% CRM Program Targeted Accounts Trusted Advisor 40% AE Driven 10 accounts Weekly Management Review Presales Discovery Process Strategy Calls Weekly Forecast Reviews Quarterly Deep Dives in Person Qualification Process Sales Cycle Inside Sales

Pre-Sales Team... a competitive differentiator in sales cycles The presales team - Who are they? Real world experience + JDA knowledge/tenure + selling skills Treat each presentation/demonstration as a Unique Customer Event Develop customized process flows with customer data Develop customized leave behind materials Execute Value Selling and Solution Selling Use unique combination of products to solve the business needs that drive financial improvement for customers Provide specific financial metrics to articulate "value" Speak to broad best practices and deep functionality Interview Process - Real world scenarios - use cases, present 1, coach, present 2 Best Practice / Value Workshops Continuous innovation and cross training Knowledge forums

JDA Alliance Program: 200 participating companies...and growing! Partner Portal - Alliance Doctrine - Scorecard

Themes in the Last Year 35 Supply Chain in Retail is up Chico's, Sports Authority, IKEA etc. Category Management is up Planogram Generator new and differentiated Transportation Sales are up Demand for classic licenses increasing Manufacturing Inventory Optimization, Master Planning Price and Revenue Optimization Beating custom solutions SAP Retail More of a Partner than Competitor Oracle Retail Struggling in the Market Logility - Non Retail Trying to buy their way in every deal Optimization vs Transaction 165 new customer logos over 4 Q's

JDA Services Chris Moore, EVP JDA Services

JDA Services Technical / Performance Services Performance Tuning Database Administration Support Services Help Desk and Online Software Innovations Advanced Support Strategic Services Process Design & Innovation Organizational Alignment Education Services Product/Process Training Certification Customization Implementation Services Project Planning and Delivery Continuing Optimization Managed Services Outsourced Operations Workforce Augmentation Optimization Services Help Desk Transition

Why JDA Services? Proven Delivery Model - Ensures ROI We are the Real Demand Chain Results company! Connection to JDA's On-Going Customer Value JDA Support and Managed Services are our conduit to Implementation , Education, and Technical Services Continuous Optimization - Through Deep Domain Expertise and Thought Leadership From JDA Support through Strategic Consulting and then back to Implementation Extending the Customers' Operation - with Global Delivery and Supply Chain Results The go-live is just the beginning of the next phase of interaction and ROI with JDA Services No Other Company Provides This Value

Managed Services - JDA's #1 Initiative for 2009 Hardware & Admin Services Hardware Administration Software Administration Performance Management Problem Management Security Management Optimization Services JDA Industry & Business Expertise Perform/ Evaluate/ Run Deliver Business Results Transition / Help Desk Transition Services On-site/Knowledge Support 24X7 Availability/Dedicated Resources Advanced Customer Support Assisted Services Business Critical Assistance Application Expert Services Technical Assistance

Other Initiatives Development of Managed Services offering (E)nterprise (A)ccount (M)anager role - JDA customer relationship lead on our biggest accounts - similar to the CBM role Implementation of new Forecasting and Scheduling and T&E system More involvement of our CoE consultants in project work Standardization worldwide on key processes in implementation and support services Global services sales and maintenance renewal teams Development of continuous leader and development programs and emphasis on product and business skills certification

George Jarzebowski GVP Worldwide Support Services Duane Kotsen SVP Worldwide Implementation Services Marjean Murray GVP Worldwide Business Development Joe King GVP Worldwide Managed Services Stan Stoots GVP Product Development Gary Myers GVP Technical Services Stacy Parker Project Manager JDA Services JDA Services Organization

JDA Services JDA's Team of Professionals Delivering Supply Chain Results 5,800+ Customers 700+ Global Services Associates Unparalleled Expertise/Unmatched Service Over 10,000 years of experience with JDA Solutions 90%+ Customer Satisfaction Rating Every 2.5 days a customer goes live with a JDA Solution using JDA Services

JDA Services 2009 Over 400 JDA Services associates are certified in JDA Solutions and all will be certified by end of 2009 68 major project "Go Lives" this year so far 98 current major projects going on right now Continued expansion of our Center of Excellence for Consulting, Support and Managed Services Increased attachment rates on maintenance and implementations to new software and upgrades / renewals

JDA Products Namita Dhallan, GVP Product Management Group

Product Development & Product Management

Demand Supply Today's Industry Challenges CHANNELS CONSUMERS CLIENTS SERVICE PROVIDERS SUPPLIERS

The Capabilities Needed The Capabilities Needed

Optimize the Consumer-Driven Supply Chain Supply Chain Demand Chain One View of Demand Integrated Planning & Execution Optimization Improve Visibility and Productivity Streamline Logistics Respond Rapidly to Market Realities Assembly Materials Distribution Warehouse Store Consumer Shipping From Raw Materials To Consumers

Assortment Management Space & Category Mgmt Replenishment & Allocation Workforce Management Enterprise Planning Demand Management Collaboration Master Planning Fulfillment Manufacturing Scheduling Network & Inventory Optimization Merchandise Operations Analytics Transportation Management Pricing & Promotion JDA's Solution Suite

JDA Enterprise Architecture

Product Roadmap Next Steps Conduct detailed solution reviews Work together to create joint roadmaps Meet customer commitments Address market needs Maintain investment protection policy

Associate Focus Brian Boylan, SVP Human Resources

JDA's Guiding Principles

Commitment to Associate Expertise Corporate objective to continually raise level of associate expertise Continuous Learning and Development (CLD) requirement established for each associate Minimum of 20 hours annually > 1650 certifications in total > 750 certifications in 2009 Corporate goals established for expertise levels Increase product certifications 10% by year end Associate Development plans a key component of JDA Perform

Culture of Recognition 10788 Nominations in total Peer to Peer recognition process Individual & Team recognition Quarterly & Annual Excellence Awards

JDA Community Involvement in Q3 Donations to Tsunami victims in ASPAC Working with School for the Blind in Hyderabad Blood Drive in Hyderabad Benefit for Susan G. Komen Cancer Foundation in Scottsdale Benefit for Humane Society in Scottsdale Strawberry Tea and Mountain climb raising money to fight breast cancer in EMEA

Volunteering at School for the Blind

Humane Society in Scottsdale

High Associate Retention High Associate Retention

JDA Global Headcount 2008 & 2009 2008 & 2009 2008 & 2009 Average Tenure >5.6 years (>7.5, excluding CoE)

What did we learn about i2 Associates Strong commitment to customers Strong work ethic Culture of innovation Committed to keeping skills fresh & gaining technical proficiency Desire for continued learning and growth Willingness to share knowledge Community Involvement

What this acquisition means from an Associate perspective 3,000 + quality associates with similar values & commitment levels 3,000 + associates sharing knowledge New opportunities for associate growth and development Growth track for technical associates More opportunities to recognize extraordinary performance Having an associate base that is second to none in the industry

Integration Planning Sue Holstad, Sr. Director Acquisitions, Transitions & Planning

Creating The Integration Plan Organizational Objectives: Integrate to a combined company quickly and efficiently Combined company will operate as one company on day one Use the work performed last year as a base - review and adapt as needed

Creating The Integration Plan Guiding Principles: Respectfully communicate and collaborate with team members Minimize the impact to business and on-going operating profitability Consider that we are under an Nondisclosure Agreement, but we are still competitors until the close.

Integration Team Structure Functional Teams

Transition Planning Timeline Integration Planning Kick Off November 6 Integration Plans Complete January 22 "Day One" Detailed Schedule Complete February 4 Post Close Communications Plan (30, 60, 90 days) external and internal - defined February 4 Close February 8-15

Ongoing Communication Bi-weekly updates on the progress of the planning activities Intranet sites Presentations FAQ's Integration_Team@i2.com Integration.Team@jda.com Press Releases

Closing Remarks & Q&A Hamish Brewer, JDA CEO

Rule 425 Statement In connection with the proposed transaction involving JDA and i2, JDA plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA's corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2's corporate website at www.i2.com. JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA's directors and executive officers is set forth in JDA's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2's directors and executive officers is set forth in i2's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).